Exhibit 99.2

Lianluo Smart Limited Announces 1-for-8 Reverse Stock Split

BEIJING, October 23, 2020 /PRNewswire/ -- Lianluo Smart Limited (“LLIT” or the “Company”) (NASDAQ: LLIT), a China based professional smart service and products provider, today announced that the Company has effected a one-for-eight (1-for-8) reverse stock split of Class A common shares, par value $0.002731 per share, and Class B common shares, par value $0.002731 per share, of the Company.

On April 8, 2020, the Company held a special shareholder meeting, at which time the Company’s shareholders approved the reverse stock split and authorized the board of directors to implement the reverse stock split and determine the ratio of the split within a range of not less than 1-for-2 or greater than 1-for-20. Thereafter, the board of directors determined to fix the ratio for the reverse stock split at 1-for-8. The Company has filed an amended and restated memorandum and articles of association with the Registry of Corporate Affairs of the British Virgin Islands to effectuate the reverses stock split. The reverse stock split is being effected in order to increase the per share trading price of the Company’s Class A common shares to satisfy the $1.00 minimum bid price requirement for continued listing on The Nasdaq Capital Market. The Company’s Class A common shares are expected to begin trading on a split-adjusted basis when the market opens on October 26, 2020 under the current symbol “LLIT” but with a new CUSIP number.

Following the reverse stock split, the authorized number of Class A common shares has been reduced from 37,888,889 to 4,736,111, par value $0.021848 per share, and the authorized number of Class B common shares is reduced from 12,111,111 to 1,513,889, par value $0.021848 per share. In addition, as a result of the reverse stock split, the Company has approximately 2,210,683 Class A common shares and 1,388,888 Class B common shares issued and outstanding. All outstanding options, warrants and other rights to purchase the Company’s Class A and Class B common shares are adjusted proportionately as a result of the reverse stock split. The number of shares authorized for issuance under the Company’s stock option plans are also proportionately reduced to reflect the reverse stock split.

The Company will not issue fractional shares of its Class A and Class B common shares following the reverse stock split. In lieu of fractional shares, the Company’s shareholders will receive a cash payment for the fair value of their fractional shares based on the closing price of the Company’s Class A common shares on the NASDAQ Stock Market as of October 26, 2020, the expected first trading day of the Class A common shares on a split-adjusted basis.

The company’s transfer agent, Computershare Limited (“Computershare”), is acting as the exchange agent for the reverse stock split. Computershare will provide instructions to shareholders of record regarding the exchange of stock certificates. Shareholders who hold their shares in brokerage accounts or “street name” are not required to take any action to effect the exchange of their shares.

About Lianluo Smart Limited

Lianluo Smart Limited (Nasdaq: LLIT) is a professional smart service and products provider, which designs, develops and markets its own branded medical products and medical components in China.

Forward-Looking Statements

This announcement contains forward-looking statements. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov).

For more information, please contact

Lianluo Smart Limited

Zhang Qian

Tel: 86+18910951727

Email: zhangqian@lianluo.com